United States securities and exchange commission logo





                           October 24, 2022

       Shuang Wu
       Chief Executive Officer
       WORK Medical Technology LTD
       Floor 23, No. 2 Tonghuinan Road
       Xiaoshan District, Hangzhou City, Zhejiang Province
       The People   s Republic of China

                                                        Re: WORK Medical
Technology LTD
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted October
5, 2022
                                                            CIK No. 0001929783

       Dear Shuang Wu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 7, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Dividends and Other Distributions, page 8

   1. We acknowledge your revised disclosures in response to prior comments 5 and 11. Please revise to clarify if
Hangzhou Shanyou also declared dividends to Work Hangzhou, its
                                                        95% shareholder.
Additionally, explain what you mean that Hangzhou Shanyou declared dividends to your COO
and his spouse to offset amounts that Liwei Zhang and her
                                                        affiliate owed to you.
Please also add a risk factor to discuss risks arising from your reliance on a large
number of related party transactions to conduct ordinary business transactions, or
advise.
 Shuang Wu
WORK Medical Technology LTD
October 24, 2022
Page 2
Intellectual Property, page 93

2. We note that certain of your patents will expire from 2023 through 2025 and refer to our prior comment 16 in our letter dated July 20, 2022. Please revise to disclose what effect, if any, you expect the expiration of these patents to have on your patent portfolio and your business and if you intend to take any action to mitigate such effect. Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31,
2022 and 2021
4. Inventories, net, page F-36

3. We note on page 64 that sales of masks decreased 93.0% due mainly to a decrease in demand and unit price. Please clarify for us how your determined that the net realizable value of the related finished goods inventory and work in process is not lower than its cost, as set forth in ASC 330-10-35-18. Provide any underlying analysis to support your conclusion that an impairment of inventory was not necessary for the six month period ended March 31, 2022.
       You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

FirstName LastNameShuang Wu                                  Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameWORK Medical Technology LTD
                                                             Services
October 24, 2022 Page 2
cc:       Ying Li, Esq.
FirstName LastName